FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing two slide presentations containing employee benefit information to be provided to GulfTerra employees regarding Enterprise’s benefit plans. The presentations include information regarding Enterprise’s medical and dental plans, employee assistance program, employee unit purchase plan, retirement plans and other employee benefits. The two slide presentations are similar with the exception that one presentation contains information regarding health maintenance organizations (“HMOs”) and the other does not. This is due to the fact that certain employees may not have access to HMO coverage. This information will be provided to GulfTerra employees during April and May 2004.

PRESENTATION

Enterprise Products Company Employee Benefits Program 2004 April 2004

Benefits at-a-glance Coverage Plans Life & AD&D MetLife Long Term Disability Prudential Medical Aetna Open Choice PPO Aetna Traditional Plan Prescription Drugs Eckerd Health Services (Aetna PPO & Traditional Plans) Dental Aetna Dental PPO Plan Flexible Spending Accounts Aetna Employee Assistance Program United Behavioral Health (UBH) Additional Benefits: Employee Unit Purchase Plan Retirement & Savings Plan Educational Assistance Program Holidays, Sick Leave, Vacations

Eligibility Current & Newly Hired Employees: Active, full-time employees regularly scheduled to work at least 30 hours per week. Employees are eligible for coverage on the 1st day of the month following one of month of full time employment. GulfTerra employees will be given credit for prior service.

Your Eligible Dependents Your spouse Your unmarried children up to age 19 (or up to age 25 while full-time students in accredited school) Natural children Children living with you for whom you are financially responsible Step Children (must reside with employee) Adopted children

Basic Life and AD&D Coverage Basic Life: Two times annual earnings Maximum: $300,000 Basic AD&D: Four times annual earnings Maximum: $300,000 Benefits reduce to: 60% at age 70 40% at age 75 30% at age 80 Paid in Full by Enterprise

Supplemental Life Coverage Employee Coverage Options: $10,000 Units Minimum: $ 20,000 Maximum: Lesser of 5 X Earnings or $500,000 Evidence of Insurability required for amounts over $100,000 If you waive coverage now and later elect coverage, the full life benefit will be subject to proof of good health and approval by MetLife.

Supplemental Life Coverage Spouse Coverage Options: $5,000 Units Maximum: $250,000 (Cannot exceed 50% of your coverage) Evidence of Insurability required for amounts over $50,000 Children Coverage Options: $1,000, $5,000 or $10,000 per child 0 - 6 months: $500 You must elect coverage on yourself in order to cover your dependents.

Supplemental Life Coverage Cost is paid by you on an after tax payroll deduction basis. Rates for you and your spouse are based on your age and on your spouse’s age as of January 1st of each year. Employee & Spouse Rates 5 year age bands Tobacco or Non-tobacco user (Employee Only) Children - Monthly Cost $1,000 $0.16 / month $5,000 $0.80 / month $10,000 $1.60 / month

Supplemental Life Cost Example: Employee Age 45 (non-tobacco) - $50,000 coverage elected Spouse Age 42 - $20,000 coverage elected Two Children - $10,000 coverage elected Employee Vol. Life $50,000 X $0.322 / $1,000 $16.10 Spouse Vol. Life $20,000 X $0.12 / $1,000 $2.40 Child(ren) Life $10,000 X $0.16 / $1,000 $1.60 Your Monthly Cost $20.10

Long Term Disability Coverage Core Plan - Provided by Enterprise: Eligibility: 1st of month following 6 months of employment Benefits Begin: After 6 months of Disability Benefit Amount: 40% of your monthly earnings Maximum Monthly Benefit: $1,000/month Maximum Benefit Duration: 5 years

Long Term Disability Coverage Buy-Up Plans: Salaried Employees: 60% of your monthly earnings up to $4,000/month Maximum Benefit Duration: To Age 65 Hourly Employees: 60% of your monthly earnings up to $2,000 or $4,000/month Maximum Benefit Duration: To Age 65

Long Term Disability Coverage Buy-Up Plan: Paid by you on a payroll after tax deduction basis. Monthly Cost: Salaried Employees: $0.58 / $100 Hourly Employees: $2,000 monthly maximum $0.73 / $100 $4,000 monthly maximum $0.85 / $100

Long Term Disability Coverage Cost Example: Employee Age 45 - Hourly Monthly Income - $3,333 / month Maximum Benefit (Buy-Up) - $2,000 / month Rate: $0.73 / $100 Covered Monthly Payroll: $3,333 Monthly Cost: $3,333 X $0.73 / $100 = $24.33 / month

Long Term Disability Coverage Enterprise pays the cost for the core benefit. Employees are taxed on the premium paid by Enterprise so that the benefit will not be taxable when received. Example: Hourly employee Age 45 ($40,000/year income) Annual premium paid by Enterprise: $168.00 Tax paid by Employee: $3.71 /mo. (Taxes at 22.65%)

Highlights of Medical Plan Designs PPO Plan Traditional Plan Network of hospitals and doctors Yes No Employees have a choice to go in- or out-of- network Yes N/A Primary Care Physician (Election Required) No No Requires Referrals to Specialist No No Claim Filing No: In-network providers Yes Calendar Year Deductible Yes Yes

Medical Plan Aetna Open Choice PPO Aetna Traditional Plan Network Provider Non-Network Provider Deductible $300 / Ind. $500 / Ind. $900 / Family $1,500 / Family $300 / Ind. $900 / Family Out-of-Pocket Maximum $2,000 / Ind. $4,000 / Family $4,000 / Ind. $8,000 / Family $3,000 / Ind. $6,000 / Family Office Visits $20 Copay - PCP $35 Copay - Specialist 60% 70%

Medical Plan Aetna Open Choice PPO Aetna Traditional Plan Network Provider Non-Network Provider Hospitalization (In-Patient) 80% 60% 70% Hospitalization (Out-Patient) 80% 60% 70% Emergency Room 80% 80% Lifetime Maximum $2,000,000 $2,000,000

Medical Plan Aetna Open Choice PPO Aetna Traditional Plan Network Provider Non-Network Provider Substance Abuse (In-Patient) 80% 60% of UBH negotiated rate70% of UBH negotiated rate 30 days / year 30 days / year Substance Abuse (Out-Patient) 80% 60% of UBH negotiated rate70% of UBH negotiated rate 50 visits / year 50 visits / year Substance Abuse benefits administered by United Behavioral Health (UBH).

Medical Plan Aetna Open Choice PPO Aetna Traditional Plan Network Provider Non-Network Provider Mental Illness (In-Patient) 80% 60% of UBH negotiated rate 70% of UBH negotiated rate 30 days/year 30 days/year Mental Illness (Out-Patient) 80% 60% of UBH negotiated rate70% of UBH negotiated rate 50 visits / year 50 visits / year Mental Illness benefits administered by United Behavioral Health (UBH).

Medical Plan Prescription Drugs - PPO and Traditional Retail - 30 Day Supply Generic $10 Copay Brand Name $25 Copay Brand where there $40 Copay is a Generic Available Administered by Eckerd Health Services

Medical Plan Prescription Drugs - PPO and Traditional Mail Order - 90 Day Supply Generic $20 Copay Brand Name $50 Copay Brand where there $80 Copay is a Generic Available Administered by Eckerd Health Services

Aetna PPO & Traditional Plan (Maintenance of Benefits) If you have coverage under Enterprise and another employer’s plan, and the Enterprise plan is secondary: The Enterprise plan will pay the difference between what the primary plan pays and Enterprise’s normal plan benefit. Example: Mrs. Customer and her family are enrolled in the Aetna PPO plan that pays at 80%. Mrs. Customer’s family also has medical coverage with her spouses employer’s plan and it pays at 70%. Allowable Expense: $100.00 Primary Plan Payment: $ 70.00 Enterprise Normal Benefit: $ 80.00 Enterprise Secondary Payment: $ 10.00 ($80.00 - $70.00) Since the primary insurance paid less than the Aetna normal benefit, Aetna would process this claim and allow a payment of $10.00

Aetna Vision One Discount Program Discounts on eyeglasses, contact lenses, non-prescription sunglasses, contact lens solution, lasik surgery and accessories Eye Exams for Glasses: $38 copay Participating optical centers: Sears JCPenney Target Participating Pearle Vision Centers Independent Optometrists and Ophthalmologists For Information: 1-800-793-8616 or www.aetna.com (click on DocFind, then select Vision One)

Dental PPO Plan Highlights PPO Dental Plan - Aetna Use any dentist If you use network dentists: Dental services discounted between 15% - 25% Dentist will file claim with Aetna Dental charges will not exceed the “reasonable and customary” allowance Present your Aetna ID card when you visit a PPO dentist.

Dental PPO Plan Highlights Each year Preventive exams, cleaning, X-rays 100% No Deductible You pay Deductible Individual: $50 Family: $150 Basic Care-fillings, root canals, extractions, etc. 80% After Deductible Major care-bridges, crowns, etc. 50% After Deductible Calendar Year Maximum $1,500 Orthodontia (children and adults) 50% up to $1,200 Lifetime Maximum

Enterprise and Employees Share in Costs Medical and Dental Plans Enterprise Employee 85% 15%

Medical and Dental Monthly Contributions Monthly Contributions Employee Only $54.00 Employee & 1 Dependent $101.00 Employee & Family $142.00 The contributions listed include both medical and dental coverage.

Informed Health Program - Aetna Call the toll-free number any time (staffed 24 hours a day/365 days per year) when you have questions about a particular illness or injury: 1-800-556-1555 You may speak with a nurse -or- listen to one of more than 450 pre-recorded messages for information on any health or medical related topic. You will receive a self care handbook packed full with facts, tips and information on hundreds of health topics.

Aetna Navigator Website Features for members Access to Aetna’s Internet resources DocFind Aetna InteliHealth Coverage Policy Bulletins Access to personalized eligibility and benefits information Request ID cards View claims status and electronic EOBs Contact Member Services online

Aetna Navigator Features Aetna health and wellness programs Member Health Education Women’s Health Disease Management Health information links from Aetna InteliHealth Offered in association with Harvard Medical School and University of Pennsylvania School of Dentistry PC Magazine “Editors’ Choice” URAC Accredited Health Web Site “eHealthcare Strategy & Trends” platinum award winner

Flexible Spending Accounts Administered by Aetna Annual Plan Maximums: Health care: $2,500 Dependent care: $5,000 Eligible to enroll effective 1/1/05

Employee Assistance Program (EAP) United Behavioral Health (UBH) Provided to all employees at no cost, even if coverage is waived under the medical and dental plan. Free service for employee and dependent family members. Confidential - Between the employee and United Behavioral Health

Employee Assistance Program (EAP) United Behavioral Health (UBH) Benefits: - Easy to use: 1-800-622-7276 - Unlimited phone access (Counselors available 24 hours a day, 7 days a week) -3 in-person counseling sessions per year, per unrelated problem (Master Level Social Workers, Therapists, and Clinicians)

Employee Assistance Program (EAP) Why would I use the EAP? Access to Trained Professionals to Help with: Personal Problems Stress Related Situations Family Conflicts Emotional Stress Job Stress Drug / Alcohol Problems

Employee Unit Purchase Plan Summary Feature Explanation Purpose Enables employees to acquire Partnership units at a discounted price through voluntary after-tax payroll deductions. Suitability Participation is voluntary and each employee must determine whether the investment is suitable. Employees should consult their tax advisor and/or financial advisor regarding investing in units through the plan before enrolling. Enterprise makes no representations or recommendations regarding participation. Eligibility Active, regular, full time (more than 30 hrs./week) employees are eligible. Part-time, temporary, project or leased employees, non-resident aliens, and collective bargaining agreement employees are not eligible. Entry Date First day of the month following 3 full months of continuous employment. GulfTerra employees will be given credit for prior service. Employee Contributions Between 1% and 10% of eligible compensation, deducted from after-tax pay each pay period.

Employee Unit Purchase Plan Summary Feature Explanation Employee Discount & Taxability of the Discount 10% discount on price. The 10% discount is imputed income and subject to income tax & FICA tax withholding each pay period. Frequency of Purchases Quarterly, in February, May, August, & November. Unit Price for Purchases Price is determined by market. Purchases made either directly from Partnership or in open market. If purchased from Partnership, price is average of daily closing price for 3 months prior to month of purchase. If purchased in market, price is weighted average of actual market price of purchases. Unit Distributions May enroll in Distribution Reinvestment Plan (DRIP) to have unit distributions reinvested in additional units, or may receive distributions in a check from Custodian. Holding Period After Purchase Effective May 10, 2004 no mandatory holding period applies to purchases. Units purchased for you are held in your account with the Custodian. Upon your request, you may sell, transfer to your brokerage firm, or receive certificates at any time. All sales by all employees are subject to insider trading rules and Enterprise Insider Trading Policy.

Employee Unit Purchase Plan Summary Feature Explanation Fees & Commissions Company pays all fees for administration of plan and commissions for all purchases (but not sales) of all units. Participant pays fees and commissions of all sales, transfers & certificate issuance (currently no fee for transfer & certificate issuance.) Frequency of Contribution Changes Any day; effective as soon as administratively feasible; usually with next payroll cycle (contribution increases and re-enrollments subject to Restricted Employee Rules and blackout periods). May stop or reduce contributions at any time with no restrictions. Restricted Employees Employees working in headquarters offices in Houston and VPs or higher regardless of work site. During blackout period, Restricted Employees may not sell & may not join plan or increase contributions. Must wait 3 months after stopping or reducing contributions before re-enrolling or increasing contributions (blackout may extend the 3 month delay).

Employee Unit Purchase Plan Summary Feature Explanation Account Information Quarterly statements, 24 hour toll-free phone access, & internet access available. Participant service representatives available 8:00a.m. to 8:00p.m., Eastern time, Monday through Friday. Tax Reporting Partnership K-1s issued, usually at end of February each year. More complex tax reporting requires usage of Form 1040. Consult your tax advisor and/or financial advisor before enrolling in the Plan. Custodian of Plan Wachovia Bank, N. A. SEC Registered Plan Plan is registered with the Securities & Exchange Commission and is governed by the Plan Summary & Prospectus and the Plan Document. Prior to merger closing date, enrollment materials containing a copy of the Plan Summary & Prospectus will be mailed to each eligible employee.

Retirement and Savings Plan Summary Feature Explanation Eligibility Any employee who is not (i) covered by a collective bargaining agreement, (ii) a leased employee, or (iii) a non-resident alien. Entry Date First day of the month following 3 full months of continuous employment. GulfTerra employees will be given credit for prior service and will enter the plan on the first entry date after the merger closes. Employee Contributions Limited to 75% of pre-tax eligible compensation, subject to regulatory maximums, including $13,000 statutory limit in 2004 plus $3,000 catch-up contribution for participants at least age 50 in 2004. After-tax contributions are not permitted. Pre-tax contributions to El Paso RSP in 2004 will reduce the amount eligible to be contributed to the Enterprise Plan

Retirement and Savings Plan Summary Feature Explanation Employer Match* Dollar-for-dollar match on maximum of 5% of eligible compensation. Catch-up contribution is not matched. Matching contribution is 100% vested after 3 years of employment. Employer Profit Sharing Contribution* Discretionary amount. Currently 2% of eligible compensation is contributed each pay period, regardless of whether an employee makes a contribution. Profit sharing contribution is 100% vested immediately. Frequency of Contribution Changes Any day; effective as soon as administratively feasible; usually with next payroll cycle. Frequency of transfers among investment funds Daily * Example: A 5% employee contribution gets a 5% match. The 2% profit sharing contribution is also made, regardless of whether the employee makes a contribution. In this example, a total of 12% of eligible compensation goes into the employee’s account.

Retirement and Savings Plan Summary Feature Explanation Loans Maximum 1 outstanding loan at a time, unless rollover involved. May roll in max. 2 loans (1 if you already have a loan outstanding) from another qualified plan, but cannot request another loan until both are paid off. Maximum maturity is 5 years. Loan set-up fee is $35 per loan, and loan maintenance fee is $3.75 per quarter. Any loan defaulted and considered a taxable distribution to participant under Enterprise Plan continues to count as an outstanding loan until repaid. Rollovers Accepted Pre-tax dollars from traditional IRAs accepted. Pre-tax & after-tax dollars and up to 2 loans (with maximum original maturity of 5 years) accepted on a direct rollover from previous employer’s qualified plan. Total of (i) loans rolled over plus (ii) loan outstanding in Enterprise plan on date of rollover cannot exceed 2.

Retirement and Savings Plan Summary Feature Explanation In-Service Withdrawals (Income taxes & possible early withdrawal penalties may apply.) Only 1 in-service withdrawal of each type listed below is permitted in each calendar year: Rollover account Disability - withdrawal permitted from all vested accounts Age 59-1/2 - withdrawal permitted from all vested accounts No limit on number of withdrawals because of financial hardship. Hardship withdrawals must meet regulatory safe-harbor guidelines, & future contributions will be suspended for 6 months. Withdrawals permitted only from pre-tax contribution account (but not earnings). Investment Funds Currently have 13 investment funds. The default investment is the SEI Stable Asset Fund for those participants who have not made investment selections. Recordkeeper & Trustee Fidelity Investments

Retirement and Savings Plan Investment Spectrum 1There is a short-term trading fee of 1.0% for shares held less than 30 days in the Fidelity Diversified International Fund. This spectrum, with the exception of the Domestic Equity category, is based on Fidelity’s analysis of the characteristics of the general investment categories and not on the actual investment options and their holdings, which can change frequently. Investment options in the Domestic Equity category are based on the options’ Morningstar categories as of 10/31/03. Morningstar categories are based on a fund’s style as measured by its underlying portfolio holdings over the past three years and may change at any time. These style calculations do not represent the investment options’ objectives and do not predict the investment options’ future styles. Investment options are listed in alphabetical order within each investment category. Risk associated with the investment options can vary significantly within each particular investment category, and the relative risk of categories may change under certain economic conditions. For a more complete discussion of risk associated with the mutual fund options, please read the prospectuses before making your investment decision. The spectrum does not represent actual or implied performance.

Retirement and Savings Plan Summary Rollover-Eligible Dollars Will Be Accepted From: El Paso Corporation RSP Select Plan El Paso Corporation Pension Plan Pre-Tax Dollars Accepted After-Tax Dollars Accepted 2 Loans Accepted. Only 1 loan accepted if you already have a loan in the Enterprise Plan at time of rollover. Loans will be reamortized when received in Enterprise Plan and your payments will go up a small amount. El Paso Stock Cannot Be Rolled Over to Enterprise Plan. Participants whose accounts are invested in El Paso stock may roll over their loans and any non-El Paso stock assets. Rollovers & Loan Payments Will Be Invested in Default Investment Option (SEI Stable Asset Fund) Until You Make Investment Selections.

Retirement and Savings Plan Summary Timing of Events for Rollovers From RSP Select Plan Date Event 2 Weeks Prior to Closing Enrollment booklet and instructions for making investment elections and contribution percentage elections will be mailed to employee homes Closing Date Letter and loan rollover election form mailed from El Paso Benefits Center regarding one-time opportunity to rollover loans. You must return the loan rollover election form to El Paso Benefits Center if you want your loan rolled over. Letter mailed from Enterprise regarding rollover of your account balance and loans. Within Several Days After Closing Date Letter mailed from El Paso Benefits Center regarding your distribution options for your account balance. (Do not act on this letter if you have loans & you are making an election to roll over the loans to the Enterprise Plan. Instead, return the loan rollover election form to the El Paso Benefits Center.)

Retirement and Savings Plan Summary Timing of Events for Rollovers From RSP Select Plan Date Event Anytime After Closing Date Participants may, at any time, exercise their distribution options available under terms of RSP Select Plan, which may include: Rollover to Enterprise Plan Rollover to Personal IRA Leave Balance in RSP Select Plan Receive Company Stock and Account Balance In-Kind Any Other Option Available Under Terms of the Plan. Be sure to consult your tax and/or financial advisor before exercising your distribution options Approx. 30 Days after Closing Date (Exact Date to be Specified in El Paso RSP Plan Loan Rollover Letter) Loan Rollover Election Forms are due back to El Paso Benefits Center from participants with loans.

Retirement and Savings Plan Summary Timing of Events for Rollovers From RSP Select Plan Date Event Approx. 45 Days after Closing Date Loans and account balances (no El Paso stock) of participants who elected to have loans rolled over are transferred to Enterprise Plan. Shortly after Loan & Account Transfer Loans will be reamortized and set up on Enterprise payroll system to allow loan payments to begin. Loan payments will increase by a small amount. First loan payment deductions will begin as soon as administratively feasible after transfer.

Employee Education Assistance Program Eligibility Employee must be regularly scheduled to work 30 or more hours per week Course must benefit employee and company Employee must not receive educational assistance from any other source that would duplicate aid received under this program Course work must be taken at a college or university accredited by the Southern Association of Colleges and Universities or other nationally recognized accrediting organization

Employee Education Assistance Program Reimbursement Company will reimburse tuition and fees per semester hour as follows: Community College $90/semester hour Universities - Undergraduate $130/semester hour Universities - Graduate $160/semester hour Upon completion of a degree, the Company will award the employee as follows: Associate of Arts $500 Undergraduate Degree $1,000 Graduate Degree $1,500 Approved fees include registration, laboratory, building use, computer use, library, parking, advanced placement exams and graduation fee. Excluded are books, school supplies, recreation and athletic facilities and any other cost not mandatory for the course.

Holidays New Year’s Day Washington’s Birthday Good Friday Memorial Day Independence Day Labor Day Thanksgiving Day Friday following Thanksgiving Day Christmas Day Floating Holiday

Sick Leave Length of Service Weeks at 100% Pay Weeks at 50% Pay 0-6 Months 0 0 6 Months to 1 Year 1 1 1 Year to 2 Years 3 3 2 Years to 3 Years 4 4 3 Years to 4 Years 5 5 4 Years to 5 Years 6 6 5 Years to 6 Years 7 7 6 Years to 7 Years 8 8 7 Years to 8 Years 9 9 8 Years to 9 Years 10 10 9 Years to 10 Years 11 11 10 Years and Beyond 12 12

Vacations Two weeks (80 hours) after one year of service. Three weeks (120 hours) as of January 1st in which fifth (5th) anniversary occurs. Four weeks (160 hours) as of January 1st in which tenth (10th) anniversary occurs. Five weeks (200 hours) as of January 1st in which twentieth (20th) anniversary occurs.

Enterprise Products Company Questions?

PRESENTATION

Enterprise Products Company Employee Benefits Program 2004 April 2004

Benefits at-a-glance Coverage Plans Life & AD&D MetLife Long Term Disability Prudential Medical Aetna PPO (All locations) Houston Aetna HMO CIGNA HMO Louisiana Ochsner HMO Dental Aetna Dental PPO Plan Employee Assistance Program United Behavioral Health (UBH) Prescription Drugs Eckerd Health Services - (Aetna PPO) Flexible Spending Accounts Aetna Additional Benefits: Employee Unit Purchase Plan Retirement & Savings Plan Educational Assistance Program Holidays, Sick Leave, Vacations

Eligibility Current & Newly Hired Employees: Active, full-time employees regularly scheduled to work at least 30 hours per week. Employees are eligible for coverage on the 1st day of the month following one of month of full time employment. GulfTerra employees will be given credit for prior service.

Your Eligible Dependents Your spouse Your unmarried children up to age 19 (or up to age 25 while full-time students in accredited school) Natural children Children living with you for whom you are financially responsible Step Children (must reside with employee) Adopted children Texas HMO Participants: Unmarried children up to age 25 regardless of full-time student status Louisiana HMO Participants: Unmarried children up to age 21 or to age 25 if full-time student

Basic Life and AD&D Coverage Basic Life: Two times annual earnings Maximum: $300,000 Basic AD&D: Four times annual earnings Maximum: $300,000 Benefits reduce to: 60% at age 70 40% at age 75 30% at age 80 Paid in Full by Enterprise

Supplemental Life Coverage Employee Coverage Options: $10,000 Units Minimum: $ 20,000 Maximum: Lesser of 5 X Earnings or $500,000 Evidence of Insurability required for amounts over $100,000 If you waive coverage now and later elect coverage, the full life benefit will be subject to proof of good health and approval by MetLife.

Supplemental Life Coverage Spouse Coverage Options: $5,000 Units Maximum: $250,000 (Cannot exceed 50% of your coverage) Evidence of Insurability required for amounts over $50,000 Children Coverage Options: $1,000, $5,000 or $10,000 per child 0 - 6 months: $500 You must elect coverage on yourself in order to cover your dependents.

Supplemental Life Coverage Cost is paid by you on an after tax payroll deduction basis. Rates for you and your spouse are based on your age and on your spouse’s age as of January 1st of each year. Employee & Spouse Rates 5 year age bands Tobacco or Non-tobacco user (Employee Only) Children - Monthly Cost $1,000 $0.16 / month $5,000 $0.80 / month $10,000 $1.60 / month

Supplemental Life Cost Example: Employee Age 45 (non-tobacco) - $50,000 coverage elected Spouse Age 42 - $20,000 coverage elected Two Children - $10,000 coverage elected Employee Vol. Life $50,000 X $0.322 / $1,000 $16.10 Spouse Vol. Life $20,000 X $0.12 / $1,000 $2.40 Child(ren) Life $10,000 X $0.16 / $1,000 $1.60 Your Monthly Cost $20.10

Long Term Disability Coverage Core Plan - Provided by Enterprise: Eligibility: 1st of month following 6 months of employment Benefits Begin: After 6 months of Disability Benefit Amount: 40% of your monthly earnings Maximum Monthly Benefit: $1,000/month Maximum Benefit Duration: 5 years

Long Term Disability Coverage Buy-Up Plans: Salaried Employees: 60% of your monthly earnings up to $4,000/month Maximum Benefit Duration: To Age 65 Hourly Employees: 60% of your monthly earnings up to $2,000 or $4,000/month Maximum Benefit Duration: To Age 65

Long Term Disability Coverage Buy-Up Plan: Paid by you on a payroll after tax deduction basis. Monthly Cost: Salaried Employees: $0.58 / $100 Hourly Employees: $2,000 monthly maximum $0.73 / $100 $4,000 monthly maximum $0.85 / $100

Long Term Disability Coverage Cost Example: Employee Age 45 - Hourly Monthly Income - $3,333 / month Maximum Benefit (Buy-Up) - $2,000 / month Rate: $0.73 / $100 Covered Monthly Payroll: $3,333 Monthly Cost: $3,333 X $0.73 / $100 = $24.33 / month

Long Term Disability Coverage Enterprise pays the cost for the core benefit. Employees are taxed on the premium paid by Enterprise so that the benefit will not be taxable when received. Example: Hourly employee Age 45 ($40,000/year income) Annual premium paid by Enterprise: $168.00 Tax paid by Employee: $3.71 /mo. (Taxes at 22.65%)

Highlights of Medical Plan Designs PPO Plan HMO Plans Network of hospitals and doctors Yes Yes Employees have a choice to go in- or out-of- network Yes No Primary Care Physician (Election Required) No Yes Requires Referrals to Specialist No Yes Claim Filing No: In-network providers No Calendar Year Deductible Yes No

Medical Plans Aetna Open Choice PPO Houston HMO’s Louisiana HMO Network Provider Non-Network Provider Aetna HMO CIGNA HMO Ochsner HMO Deductible $300 / Ind. $500 / Ind. None None None $900 / Family $1,500 / Family Out-of-Pocket Maximum $2,000 / Ind. $4,000 / Family $4,000 / Ind. $8,000 / Family $1,500 / Ind. $3,000 / Family $1,500 / Ind. $3,000 / Family $3,500 / Ind. $10,500 / Family Office Visits $20 Copay - PCP $35 Copay - Specialist 60% $20 Copay - PCP $40 Copay - Specialist $20 Copay - PCP $40 Copay - Specialist $20 Copay - PCP $40 Copay - Specialist

Medical Plans Aetna Open Choice PPO Houston HMO’s Louisiana HMO Network Provider Non-Network Provider Aetna HMO CIGNA HMO Ochsner HMO Hospitalization (In-Patient 80% 60% 100% After $500 Copay/Admit 100% After $500 Copay/Admit 100% After $500 Copay/Admit Hospitalization (Out-Patient) 80% 60% 100% after $250 Copay 100% after $250 Copay $100% after $250 Copay Emergency Room 80% 80% $75 Copay $75 Copay $75 Copay Lifetime Maximum $2,000,000 Unlimited Unlimited Unlimited

Medical Plans Aetna Open Choice PPA Houston HMO’s Louisiana HMO Network Provider Non-Network Provider Aetna HMO CIGNA HMO Oshsner HMO Substance Abuse (In-Patient) 80% 60% of UBH negotiated rate100% after $500 copay/Admit 100% after $500 copay/Admit 70% 30 days / year Max: 20 days per year; 60 days per lifetime Substance Abuse (Out-Patient) 80% 60% of UBH negotiated rate100% after copay 100% after copay 70% 50 visits/year Max: 30 visits per year Aetna PPO Substance Abuse benefits administered by United Behavioral Health (UBH).

Medical Plans Aetna Open Choice PPO Houston HMO’s Louisiana HMO Network Provider Non-Network Provider Aetna HMO CIGNA HMO Oshsner HMO Mental Illness (In-Patient) 80% 60% of UBH negotiated rate100% After $500 copay/Admit 100% After $50 copay per day 100% After $500 copay/Admit 30 days / year Max: 30 days / YrMax: 25 days / Yr Max: 45 days / Yr Mental Illness (Out-Patient) 80% 60% of UBH negotiated rate100% after copay 100% after copay $40 Copay Max: 52 visits / Yr 50 visits/year Aetna PPO Mental Illness benefits administered by United Behavioral Health (UBH).

Medical Plans Prescription Drug - Coverage Retail - 30 Day Supply Aetna Open Choice PPO Aetna HMO CIGNA HMO Ochsner HMO Generic = $10 Copay Formulary = Generic $15 Copay Generic = $10 Copay Generic = $10 Copay Brand Name = $25 Copay Formulary = Brand Name $20 Copay Brand = Name $20 Copay Formulary = Brand Name $25 Copay Brand where = there is a Generic Available $40 Copay Non = Formulary $35 Copay Mandatory Formulary Non Formulary $40 Copay Aetna PPO Administered by Eckerd Health Services

Medical Plans Prescription Drug - Coverage Retail - 30 Day Supply Aetna Open Choice PPO Aetna HMO CIGNA HMO Ochsner HMO Generic = $10 Copay Formulary = Generic $15 Copay Generic = $10 Copay Generic = $10 Copay Brand Name = $25 Copay Formulary = Brand Name $20 Copay Brand = Name $20 Copay Formulary = Brand Name $25 Copay Brand where = there is a Generic Available $40 Copay Non = Formulary $35 Copay Mandatory Formulary Non Formulary $40 Copay Aetna PPO Administered by Eckerd Health Services

Aetna PPO Plan (Maintenance of Benefits) If you have coverage under Enterprise and another employer’s plan, and the Enterprise plan is secondary: The Enterprise plan will pay the difference between what the primary plan pays and Enterprise’s normal plan benefit. Example: Mrs. Customer and her family are enrolled in the Aetna PPO plan that pays at 80%. Mrs. Customer’s family also has medical coverage with her spouses employer’s plan and it pays at 70%. Allowable Expense: $100.00 Primary Plan Payment: $ 70.00 Enterprise Normal Benefit: $ 80.00 Enterprise Secondary Payment: $ 10.00 ($80.00 - $70.00) Since the primary insurance paid less than the Aetna normal benefit, Aetna would process this claim and allow a payment of $10.00

Aetna Vision One Discount Program Discounts on eyeglasses, contact lenses, non-prescription sunglasses, contact lens solution, lasik surgery and accessories Eye Exams for Glasses: $38 copay Participating optical centers: Sears JCPenney Target Participating Pearle Vision Centers Independent Optometrists and Ophthalmologists For Information: 1-800-793-8616 or www.aetna.com (click on DocFind, then select Vision One)

Dental PPO Plan Highlights PPO Dental Plan - Aetna Use any dentist If you use network dentists: Dental services discounted between 15% - 25% Dentist will file claim with Aetna Dental charges will not exceed the “reasonable and customary” allowance Present your Aetna ID card when you visit a PPO dentist.

Dental PPO Plan Highlights Each year Preventive exams, cleaning, X-rays 100% No Deductible You pay Deductible Individual: $50 Family: $150 Basic Care-fillings, root canals, extractions, etc. 80% After Deductible Major care-bridges, crowns, etc. 50% After Deductible Calendar Year Maximum $1,500 Orthodontia (children and adults) 50% up to $1,200 Lifetime Maximum

Enterprise and Employees Share in Costs Medical and Dental Plans Enterprise Employee 85% 15%

Medical and Dental Monthly Contributions Monthly Contributions Employee Only $54.00 Employee & 1 Dependent $101.00 Employee & Family $142.00 The contributions listed include both medical and dental coverage.

Informed Health Program - Aetna Call the toll-free number any time (staffed 24 hours a day/365 days per year) when you have questions about a particular illness or injury: 1-800-556-1555 You may speak with a nurse -or- listen to one of more than 450 pre-recorded messages for information on any health or medical related topic. You will receive a self care handbook packed full with facts, tips and information on hundreds of health topics.

Aetna Navigator Website Features for members Access to Aetna’s Internet resources DocFind Aetna InteliHealth Coverage Policy Bulletins Access to personalized eligibility and benefits information Request ID cards View claims status and electronic EOBs Contact Member Services online

Aetna Navigator Features Aetna health and wellness programs Member Health Education Women’s Health Disease Management Health information links from Aetna InteliHealth Offered in association with Harvard Medical School and University of Pennsylvania School of Dentistry PC Magazine “Editors’ Choice” URAC Accredited Health Web Site “eHealthcare Strategy & Trends” platinum award winner

Flexible Spending Accounts Administered by Aetna Annual Plan Maximums: Health care: $2,500 Dependent care: $5,000 Eligible to enroll effective 1/1/05

Employee Assistance Program (EAP) United Behavioral Health (UBH) Provided to all employees at no cost, even if coverage is waived under the medical and dental plan. Free service for employee and dependent family members. Confidential - Between the employee and United Behavioral Health

Employee Assistance Program (EAP) United Behavioral Health (UBH) Benefits: - Easy to use: 1-800-622-7276 - Unlimited phone access (Counselors available 24 hours a day, 7 days a week) -3 in-person counseling sessions per year, per unrelated problem (Master Level Social Workers, Therapists, and Clinicians)

Employee Assistance Program (EAP) Why would I use the EAP? Access to Trained Professionals to Help with: Personal Problems Stress Related Situations Family Conflicts Emotional Stress Job Stress Drug / Alcohol Problems

Employee Unit Purchase Plan Summary Feature Explanation Purpose Enables employees to acquire Partnership units at a discounted price through voluntary after-tax payroll deductions. Suitability Participation is voluntary and each employee must determine whether the investment is suitable. Employees should consult their tax advisor and/or financial advisor regarding investing in units through the plan before enrolling. Enterprise makes no representations or recommendations regarding participation. Eligibility Active, regular, full time (more than 30 hrs./week) employees are eligible. Part-time, temporary, project or leased employees, non-resident aliens, and collective bargaining agreement employees are not eligible. Entry Date First day of the month following 3 full months of continuous employment. GulfTerra employees will be given credit for prior service. Employee Contributions Between 1% and 10% of eligible compensation, deducted from after-tax pay each pay period.

Employee Unit Purchase Plan Summary Feature Explanation Employee Discount & Taxability of the Discount 10% discount on price. The 10% discount is imputed income and subject to income tax & FICA tax withholding each pay period. Frequency of Purchases Quarterly, in February, May, August, & November. Unit Price for Purchases Price is determined by market. Purchases made either directly from Partnership or in open market. If purchased from Partnership, price is average of daily closing price for 3 months prior to month of purchase. If purchased in market, price is weighted average of actual market price of purchases. Unit Distributions May enroll in Distribution Reinvestment Plan (DRIP) to have unit distributions reinvested in additional units, or may receive distributions in a check from Custodian. Holding Period After Purchase Effective May 10, 2004 no mandatory holding period applies to purchases. Units purchased for you are held in your account with the Custodian. Upon your request, you may sell, transfer to your brokerage firm, or receive certificates at any time. All sales by all employees are subject to insider trading rules and Enterprise Insider Trading Policy.

Employee Unit Purchase Plan Summary Feature Explanation Fees & Commissions Company pays all fees for administration of plan and commissions for all purchases (but not sales) of all units. Participant pays fees and commissions of all sales, transfers & certificate issuance (currently no fee for transfer & certificate issuance.) Frequency of Contribution Changes Any day; effective as soon as administratively feasible; usually with next payroll cycle (contribution increases and re-enrollments subject to Restricted Employee Rules and blackout periods). May stop or reduce contributions at any time with no restrictions. Restricted Employees Employees working in headquarters offices in Houston and VPs or higher regardless of work site. During blackout period, Restricted Employees may not sell & may not join plan or increase contributions. Must wait 3 months after stopping or reducing contributions before re-enrolling or increasing contributions (blackout may extend the 3 month delay).

Employee Unit Purchase Plan Summary Feature Explanation Account Information Quarterly statements, 24 hour toll-free phone access, & internet access available. Participant service representatives available 8:00a.m. to 8:00p.m., Eastern time, Monday through Friday. Tax Reporting Partnership K-1s issued, usually at end of February each year. More complex tax reporting requires usage of Form 1040. Consult your tax advisor and/or financial advisor before enrolling in the Plan. Custodian of Plan Wachovia Bank, N. A. SEC Registered Plan Plan is registered with the Securities & Exchange Commission and is governed by the Plan Summary & Prospectus and the Plan Document. Prior to merger closing date, enrollment materials containing a copy of the Plan Summary & Prospectus will be mailed to each eligible employee.

Retirement and Savings Plan Summary Feature Explanation Eligibility Any employee who is not (i) covered by a collective bargaining agreement, (ii) a leased employee, or (iii) a non-resident alien. Entry Date First day of the month following 3 full months of continuous employment. GulfTerra employees will be given credit for prior service and will enter the plan on the first entry date after the merger closes. Employee Contributions Limited to 75% of pre-tax eligible compensation, subject to regulatory maximums, including $13,000 statutory limit in 2004 plus $3,000 catch-up contribution for participants at least age 50 in 2004. After-tax contributions are not permitted. Pre-tax contributions to El Paso RSP in 2004 will reduce the amount eligible to be contributed to the Enterprise Plan

Retirement and Savings Plan Summary Feature Explanation Employer Match* Dollar-for-dollar match on maximum of 5% of eligible compensation. Catch-up contribution is not matched. Matching contribution is 100% vested after 3 years of employment. Employer Profit Sharing Contribution* Discretionary amount. Currently 2% of eligible compensation is contributed each pay period, regardless of whether an employee makes a contribution. Profit sharing contribution is 100% vested immediately. Frequency of Contribution Changes Any day; effective as soon as administratively feasible; usually with next payroll cycle. Frequency of transfers among investment funds Daily * Example: A 5% employee contribution gets a 5% match. The 2% profit sharing contribution is also made, regardless of whether the employee makes a contribution. In this example, a total of 12% of eligible compensation goes into the employee’s account.

Retirement and Savings Plan Summary Feature Explanation Loans Maximum 1 outstanding loan at a time, unless rollover involved. May roll in max. 2 loans (1 if you already have a loan outstanding) from another qualified plan, but cannot request another loan until both are paid off. Maximum maturity is 5 years. Loan set-up fee is $35 per loan, and loan maintenance fee is $3.75 per quarter. Any loan defaulted and considered a taxable distribution to participant under Enterprise Plan continues to count as an outstanding loan until repaid. Rollovers Accepted Pre-tax dollars from traditional IRAs accepted. Pre-tax & after-tax dollars and up to 2 loans (with maximum original maturity of 5 years) accepted on a direct rollover from previous employer’s qualified plan. Total of (i) loans rolled over plus (ii) loan outstanding in Enterprise plan on date of rollover cannot exceed 2.

Retirement and Savings Plan Summary Feature Explanation In-Service Withdrawals (Income taxes & possible early withdrawal penalties may apply.) Only 1 in-service withdrawal of each type listed below is permitted in each calendar year: Rollover account Disability - withdrawal permitted from all vested accounts Age 59-1/2 - withdrawal permitted from all vested accounts No limit on number of withdrawals because of financial hardship. Hardship withdrawals must meet regulatory safe-harbor guidelines, & future contributions will be suspended for 6 months. Withdrawals permitted only from pre-tax contribution account (but not earnings). Investment Funds Currently have 13 investment funds. The default investment is the SEI Stable Asset Fund for those participants who have not made investment selections. Recordkeeper & Trustee Fidelity Investments

Retirement and Savings Plan Investment Spectrum 1There is a short-term trading fee of 1.0% for shares held less than 30 days in the Fidelity Diversified International Fund. This spectrum, with the exception of the Domestic Equity category, is based on Fidelity’s analysis of the characteristics of the general investment categories and not on the actual investment options and their holdings, which can change frequently. Investment options in the Domestic Equity category are based on the options’ Morningstar categories as of 10/31/03. Morningstar categories are based on a fund’s style as measured by its underlying portfolio holdings over the past three years and may change at any time. These style calculations do not represent the investment options’ objectives and do not predict the investment options’ future styles. Investment options are listed in alphabetical order within each investment category. Risk associated with the investment options can vary significantly within each particular investment category, and the relative risk of categories may change under certain economic conditions. For a more complete discussion of risk associated with the mutual fund options, please read the prospectuses before making your investment decision. The spectrum does not represent actual or implied performance.

Retirement and Savings Plan Summary Rollover-Eligible Dollars Will Be Accepted From: El Paso Corporation RSP Select Plan El Paso Corporation Pension Plan Pre-Tax Dollars Accepted After-Tax Dollars Accepted 2 Loans Accepted. Only 1 loan accepted if you already have a loan in the Enterprise Plan at time of rollover. Loans will be reamortized when received in Enterprise Plan and your payments will go up a small amount. El Paso Stock Cannot Be Rolled Over to Enterprise Plan. Participants whose accounts are invested in El Paso stock may roll over their loans and any non-El Paso stock assets. Rollovers & Loan Payments Will Be Invested in Default Investment Option (SEI Stable Asset Fund) Until You Make Investment Selections.

Retirement and Savings Plan Summary Timing of Events for Rollovers From RSP Select Plan Date Event 2 Weeks Prior to Closing Enrollment booklet and instructions for making investment elections and contribution percentage elections will be mailed to employee homes Closing Date Letter and loan rollover election form mailed from El Paso Benefits Center regarding one-time opportunity to rollover loans. You must return the loan rollover election form to El Paso Benefits Center if you want your loan rolled over. Letter mailed from Enterprise regarding rollover of your account balance and loans. Within Several Days After Closing Date Letter mailed from El Paso Benefits Center regarding your distribution options for your account balance. (Do not act on this letter if you have loans & you are making an election to roll over the loans to the Enterprise Plan. Instead, return the loan rollover election form to the El Paso Benefits Center.)

Retirement and Savings Plan Summary Timing of Events for Rollovers From RSP Select Plan Date Event Anytime After Closing Date Participants may, at any time, exercise their distribution options available under terms of RSP Select Plan, which may include: Rollover to Enterprise Plan Rollover to Personal IRA Leave Balance in RSP Select Plan Receive Company Stock and Account Balance In-Kind Any Other Option Available Under Terms of the Plan. Be sure to consult your tax and/or financial advisor before exercising your distribution options Approx. 30 Days after Closing Date (Exact Date to be Specified in El Paso RSP Plan Loan Rollover Letter) Loan Rollover Election Forms are due back to El Paso Benefits Center from participants with loans.

Retirement and Savings Plan Summary Timing of Events for Rollovers From RSP Select Plan Date Event Approx. 45 Days after Closing Date Loans and account balances (no El Paso stock) of participants who elected to have loans rolled over are transferred to Enterprise Plan. Shortly after Loan & Account Transfer Loans will be reamortized and set up on Enterprise payroll system to allow loan payments to begin. Loan payments will increase by a small amount. First loan payment deductions will begin as soon as administratively feasible after transfer.

Employee Education Assistance Program Eligibility Employee must be regularly scheduled to work 30 or more hours per week Course must benefit employee and company Employee must not receive educational assistance from any other source that would duplicate aid received under this program Course work must be taken at a college or university accredited by the Southern Association of Colleges and Universities or other nationally recognized accrediting organization

Employee Education Assistance Program Reimbursement Company will reimburse tuition and fees per semester hour as follows: Community College $90/semester hour Universities - Undergraduate $130/semester hour Universities - Graduate $160/semester hour Upon completion of a degree, the Company will award the employee as follows: Associate of Arts $500 Undergraduate Degree $1,000 Graduate Degree $1,500 Approved fees include registration, laboratory, building use, computer use, library, parking, advanced placement exams and graduation fee. Excluded are books, school supplies, recreation and athletic facilities and any other cost not mandatory for the course.

Holidays New Year’s Day Washington’s Birthday Good Friday Memorial Day Independence Day Labor Day Thanksgiving Day Friday following Thanksgiving Day Christmas Day Floating Holiday

Sick Leave Length of Service Weeks at 100% Pay Weeks at 50% Pay 0-6 Months 0 0 6 Months to 1 Year 1 1 1 Year to 2 Years 3 3 2 Years to 3 Years 4 4 3 Years to 4 Years 5 5 4 Years to 5 Years 6 6 5 Years to 6 Years 7 7 6 Years to 7 Years 8 8 7 Years to 8 Years 9 9 8 Years to 9 Years 10 10 9 Years to 10 Years 11 11 10 Years and Beyond 12 12

Vacations Two weeks (80 hours) after one year of service. Three weeks (120 hours) as of January 1st in which fifth (5th) anniversary occurs. Four weeks (160 hours) as of January 1st in which tenth (10th) anniversary occurs. Five weeks (200 hours) as of January 1st in which twentieth (20th) anniversary occurs.

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